China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguan Town
Xinghe County
Inner Mongolia, China 013650

October 25, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Brian Cascio, Accounting Branch Chief

Re:	China Carbon Graphite Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 16, 2013 Form 10-Q for the Fiscal Quarter Ended June 30, 2013 Filed August 14, 2013 File No. 333-114564

Dear Mr. Cascio:

We are writing in response to the comments raised by the Staff of the Commission (the “Staff”) in a letter dated September 27, 2013 with respect to the Form 10-K dated April 16, 2013 and the Form 10-Q dated August 14, 2013, filed by China Carbon Graphite Group, Inc. (the “Company”). For the Staff’s convenience, we have restated the Staff’s comments below.  The Company’s responses are set forth below each comment, respectively.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Consolidated Balance Sheets, page F-4

1.
We refer to your response to prior comment 1. While we acknowledge your response, please provide us further information so that we may better understand your inventory impairment analysis. In that regard:

•	Please separately tell us how you evaluated each significant component of your inventory for impairment. At a minimum separately address raw materials, work in process and finished goods.

Response:

For the Staff’s information, we evaluated each significant component of the Company’s inventory for impairment as follows:

Raw Materials

For raw materials, we compared the cost and the then current market price of the raw materials. In the event that the cost was lower than the then current market price, we calculated impairment by subtracting the then current market price from the cost, multiplied by the quantity of the raw materials.

Work in Process

The cost for work in process includes direct material, direct labor, and production cost. Production cost and direct labor are relatively stable. However, the cost of direct materials accounts for approximately 70% of the total work in process.

We compared the cost of direct materials used in work in process with the then current price of such materials. In the event that the cost of direct materials used in work in process was materially lower than the then current direct materials market price, we calculated impairment by subtracting the then current market price from the cost, multiplied by the quantity of the direct materials.

Finished Goods

For finished goods, we compared the cost and the then current market price of the finished goods. In the event that the cost was lower than the then current market price, we calculated impairment by subtracting the then current market price from the cost, multiplied by the quantity of the finished goods.

•	Describe the specific components of your inventory that were considered in the impairment charge recognized in the first half of 2013.

Response:

When calculating the impairment charge recognized in the first half of 2013, we considered each of the following specific components: raw materials, work in process and finished goods.  (i) Raw materials: we found the cost of asphalts, coke powder and Needle coke are less than the fair market value. Therefore, we made impairment charge recognized in the first half of 2013. The cost of asphalts, coke powder and Needle coke accounts for 91% of the cost of raw materials.  (ii) Work in process: we found the cost of baked electrode, High purity graphite and baked fine structure are less than the fair market value. Therefore, we made impairment charge recognized in the first half of 2013. The cost of baked electrode, High purity graphite and baked fine structure accounts for 100% of the total cost of work in process. The cost of work in process accounts for 87% of the total cost of inventories. (iii) Finished Goods: we found the cost of graphite electrode and electrical carbon are less than the fair market value. Therefore, we made impairment charge recognized in the first half of 2013. The cost of graphite electrode and electrical carbon accounts for 94% of the total cost of finished goods. We believed the impairment risk we have fully considered and provided enough impairment charge.

•	As the majority of your inventory is work in process, tell us how the costs to complete your work in process inventory were factored into your analysis. Also, respond with respect to raw materials.

Response:

With respect to work in process, the cost for work in process includes direct material, direct labor, and production cost. Cost to completion mainly includes additional direct labor, direct material, and production cost to bring the work in process to complete. We considered the direct material, direct labor, and production cost in the impairment analysis. Production cost and direct labor are relatively stable. However, the cost of direct materials accounts for approximately 70% of the total work in process.

We compared the cost of direct materials used in work in process with the then current price of such materials. In the event that the cost of direct materials used in work in process was materially lower than the then current direct materials market price, we calculated impairment by subtracting the then current market price from the cost, multiplied by the quantity of the direct materials.

•	Show us the components of your inventories analyzed by the type referred to in your response. That is, for instance, high purity, fine grain or any other type, as relevant.

Response:

We have reviewed all individual products in our inventory that include raw material, work in progress, and finished goods. For our inventory, We have three line products:1) Graphite Electrode (general, high power, ultra high power).  2) High purity graphite. 3) Fine grain graphite. The list of inventories please see below:

Raw material

Bitumen
Calcined Petroleum Coke
Scorched particle
Coke powder
Coal
Needle coke
Silica sand
Calcined Pitch Coke
Graphitic
Crocus
Article of consumption
Engineering material

Work in process

Graphite electrode
Electrode
A roasting electrode
Two roasting electrode
Three roasting electrode
High power graphite electrode
A roasting high power graphite electrode
Two roasting high power graphite electrode
Three roasting high power graphite electrode
Ultra-high power graphite electrode
Three roasting ultra-high power graphite electrode
High purity graphite
Waste products
Graphite Scrap
The waste High purity graphite
Graphite scrap party
The graphite blank scrap
Silicon carbide
Petrochemical blank
Workblank
Competitive products
Graphite electrode plate
Graphite round cakes
Graphite bar
Graphite furnace bottom
Mould
Abnormity of graphite
Generation of processing products
Fine grained graphite
A roasting fine grained graphite
Two roasting fine grained graphite

Finished goods

Electrode
A roasting electrode
Two roasting electrode
Three roasting electrode
High power graphite electrode
Ultra-high power graphite electrode
High purity graphite
One roasting High purity graphite
Two roasting High purity graphite
Three roasting High purity graphite
Fine grain graphite
One roasting Fine grain graphite
Two roasting Fine grain graphite

Competitive products
Carbon block

•
Tell us why the analysis from the second paragraph of your response compares selling prices to “cost of goods sold” rather than to the carrying amounts of the inventory, including completion costs, as appropriate.

Response:

We will revise to compare selling prices to carrying amounts of the inventory.

•
Disclosure on page 36 of your Form 10-K states that it takes you six months to fulfill a customer order. Your response indicates that you expect demand to recover by the end of 2013 or the first half of 2014. In light of your extended lead time, tell us whether demand has in fact recovered. Also, describe to us how you forecast customer demand.

Response:

The demand has not fully recovered in the quarter ended September 30, 2013. As of the reporting date, based on our conversation with our customers, we estimate that they will be able to bring stronger purchase orders in the coming 12 months. However, from our current research of customer demand, we estimate that the sales will continue to decrease in the next 12 moths.

2.
We refer to your response to prior comment 2. Please describe to us the interest provisions of the notes payable or otherwise explain how you compensate the banks for the borrowings. Also, in future interim and annual filings please include tabular disclosure of the components of notes payable in the notes to your financial statements, with narrative explanation of all significant terms and provisions of those notes.

Response:

For the Staff’s information, the banks that issue notes payable to us charge a service fee in an amount 0.05% of the total outstanding notes payable amount for all the banks and additional 2.5% of the total outstanding notes payable amount minus security deposit. The service fee is recorded in general and administrative expenses.

The Company’s notes payables represent payables vouchers in the form of notes issued by the Company with a term of 3 to 6 months. They are issued to suppliers in connection with their purchase contracts with the Company, and endorsed by banks to ensure that note holders will be paid upon maturity. Essentially, notes payable are the payables arising from transactions between the Company and suppliers in the normal course of business that are due within one year on customary trade terms. Therefore, the Company has determined that the notes payable meet the scope exception set forth in ASC 835-30-15-3a and the Company is not required to impute interest for the notes payable pursuant to ASC 835-30-25.

For the Staff’s information, in future interim and annual filings, the Company will include tabular disclosure of the components of notes payable in the notes to the Company’s financial statements, with narrative explanation of all significant terms and provisions of those notes.

Note 3. Summary of Significant Accounting Policies

Restricted Cash, page F-11

3.
We refer to your response to prior comment 3. In future filings please clearly disclose that upon release the restricted cash will be used to repay the liabilities or as security for new debt, as indicated in your response.

Response:

For the Staff’s information, in future filings the Company will clearly disclose that upon release the restricted cash will be used to repay the liabilities or as security for new debt.

Land Use Rights, F-13

4.
We refer to your response to prior comment 4. In future filings please disclose how you determined the fair value of the land, as stated in your response. As a related matter, please reconcile the footnote disclosure, which indicates that you do not have a signed land use rights agreement, with your response which indicates that you have a land use rights certificate.

Response:

For the Staff’s information, in future filings the Company will disclose how we determined the fair value of the land.

In response to the Staff’s comment, the Company was not required to sign a land use rights agreement or to pay a fee. The Company was issued a land use rights certificate.

Note 6. Accounts Receivable, net, page F-21

5.
We refer to your response to prior comment 6. Based on your response, it appears that you grant credit terms of up to a year for customer payment. With a view toward disclosure in the footnotes to future financial statements, please describe to us (1) your credit and collection policies, (2) the circumstances where you grant extended payment terms, and (3) why you believe it is appropriate in GAAP to recognize revenue before collection when you have granted extended payment terms.

Response:

In response to the Staff’s comments, please note the following:

(1)
The Company establishes an individualized credit and collection policy based on each individual customer’s credit history. The Company does not have a uniform policy that applies equally to all customers.  The collection period usually ranges from three months to twelve months.  The Company grants extended payment terms only when the Company believes that the payment will be collectible at the end of the term. The Company grants extended payment terms to customers if based on the following factors: (a) whether or not the Company views a real need, from the customer’s perspective, for the extension and (b) how critical the Company’s relationship with the customer and is the customer the Company’s long-term business. The Company grants extended payment terms only when the Company believes that the payment will be collectible at the end of the term. This meets the criteria of revenue recognition under U.S. GAAP, which requires that collection of the resulting receivable be reasonably assured.

6.	As a related matter, tell us whether your distributors are contractually obligated to remit payment regardless of whether the distributor resells the product purchased from you.

Response:

In response to the Staff’s comment, the Company’s distributors are contractually obligated to remit payment regardless of whether the distributor resells the product purchased from the Company.

Note 8. Inventories, page F-21

7.
We refer to your response to prior comment 7. Your response indicates that work in process is 83% of inventory because your products generally have a six month production cycle. Please explain to us your production cycle and steps involved, the timeline for production, and the specific nature and condition of the work in process inventory. In light of the 74% decrease in your sales in the first half of 2013 and if, as indicated in your response, the level of work in process is related to a six month production cycle, please clearly explain to us why work in process inventory did not significantly decrease between December 2012 and June 2013.

Response:

Please see the attached exhibits, which explain (a) the production cycle and steps involved, (b) the timeline for production, and (c) the specific nature and condition of the work in process inventory.

Furthermore, in response to the Staff’s comment, during the six months ended June 30, 2013, the company did decrease production due to the decrease of sales but did not complete the work in process to finished goods due to the decrease of sales.

Note 9. Property and Equipment, net, page F-21

8.
We refer to your response to prior comment 9. While your response about the changes in construction in process for land improvements indicates that the changes were related to the “starting of new projects and completion of old projects,” the response does not appear consistent with the tabular disclosure of the components of property and equipment as presented in your financial statements as of December 31, 2012, March 31, 2013 and June 30, 2013. Your response is also not consistent with the statement on page 25 of your Form 10-Q which states that no construction in progress was transferred to fixed assets in the first half of 2013. Accordingly, please provide us a roll-forward of the two components of construction in process from December 31, 2012, to March 31, 2013 and to June 30, 2013. Clearly describe the projects in process and separately show and describe each significant addition and reduction to each of the two captions presented in the notes to your financial statements.

Response:

Please see below the roll-forward of the two components of construction in process from December 31, 2012, to March 31, 2013 and to June 30, 2013.

Items	12/31/12	Movement Additional	Deduction	3/31/13	Movement Additional	Deduction	6/30/13
Land improvement	7,324,379	30,281	-	7,354,660	1,599,477	-	8,954,137
Production Facility	-	11,589,284	-	11,589,284	3,891,186	-	15,480,471
Total:	7,324,379	11,619,566	-	18,943,945	5,490,663	-	24,434,608

For the Staff’s information, the Company will include a table such as the one immediately above in future filings and will also add the following note:

Production facility refers to a new manufacturing facility that the Company started building in the first quarter of 2013. We expect the facility to be completed around the end of 2014. Addition of the project during the six months ended June 30, 2013 includes construction cost and machine and equipment used in the construction.

Land improvement refers to a project to improve the green coverage of a piece of land. We expect it to be completed around the end of 2013. Addition of the project during the six months ended June 30, 2013 includes construction cost and plants used in the construction.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

9.
We refer to your response to prior comment 10. While you indicate that the notes receivable which first arose in the quarter ended March 31, 2013 arose from the sales of goods and products, it is unclear how your response is consistent with your financial statements. For instance, we see that notes receivable as of March 31, 2013 are more than twice your sales for that quarter. Accordingly, please more fully explain to us how and when these notes arose. Provide us roll-forwards of both accounts receivable and notes receivable from December 31, 2012, to March 31, 2013 and to June 30, 2013. Separately show additions from sales, collections, and other adjustments. Fully explain other adjustments.

Response:

The Company has booked other receivable of approximately $5.2 million in notes receivable as of June 30, 2013, and booked $8.0 million in accounts receivable. The additions of accounts receivable is from sales and deduction is due to collection. Please review the following for the rollover:

	12/31/12	Dr	Cr	03/31/2013	Dr	Cr	6/30/13
Note receivable	-	9,154,124.78	1,752,959	7,401,165	48,617,733.57	50,492,035	5,526,864
Accounts receivable, net	11,239,002	15,165,652	19,261,763	7,142,892	12,482,702	11,562,192	8,063,402

Consolidated Statements of Cash Flows, page 3

10.
We refer to your responses to prior comments 11 and 13. Please provide us a revised “financing activities” section of the cash flow statement for the six months ended June 30, 2013. In that regard, also show us how the change in long-term bank loans between January 1, 2013 and June 30, 2013 is explained by the disclosure on the cash flow statement. We note that pursuant to your balance sheet, long term bank loans increased by $11.4 million, while the cash flow statement shows long term borrowings of $21 million and no repayments during the first six months of 2013.

Response:

The following is the revised “financing activities” section of the cash flow statement for the six months ended June 30, 2013. The revised cash flow shows that the long term bank loans increased by $11.3 million between January 1, 2013 and June 30, 2013. The difference compared to the increase in balance is because cash flow and balance sheet use different exchange rate. Cash flow uses the average exchange rate and balance sheet uses the balance sheet date exchange rate.

Cash flows from financing activities
Proceeds from issuing common stock	-
Proceeds from short term loans	11,312,400
Repayments for short term loans	(4,848,171)
Proceeds from long term loans	11,312,400
Proceeds from loans from unrelated parties	11,053,981
Repayment of loans to unrelated parties	(11,131,402)
Proceeds from loan from related parties	451,524
Repayments to related parties	(570,533)
Proceeds from stock not yet issued	-
Restrict cash	(4,848,171)
Proceeds from notes payable	50,582,589
Repayments to notes payable	(40,886,246)
Net cash provided by financing activities	22,428,371

Note 9. Property and Equipment, net, page 24

11.
We refer to your response to prior comment 14. In the footnotes to future filings please provide a specific description of each major project included in construction in progress. Also, in light of deterioration of your operating results, clearly and fully disclose why management believes the carrying amount is recoverable from future operations.

Response:

For the Staff’s information, in the footnotes to future filings the Company will provide a specific description of each major project included in construction in progress.

In response to the Staff’s comment, as of the reporting date, the Company estimates that sales will  recover in the next 12 months. Consequently, the Company beleieves that the construction in progress will be able to be used to satisfy the increased demand. The Company will periodically review the impairment.  However, based on current research of the market, the Company estimates that the sales will continue to decrease in the next 12 months. The Company will review the impairment and make necessary adjustment.

Note 14. Short-term Bank Loans, page 31

12.
While we acknowledge your response to prior comment 15, in light of your increasing debt it continues to be unclear how interest expense declined in the first six months of 2013. In that regard, we see that the total amount of notes payable, short-term borrowings, and the long-term note from the Credit Union increased from $61 million to $102 million between June 2012 and June 2013. Further, the long-term note cited in your response to comment 16 is dated January 2013, so it does not appear to be a factor explaining decreasing interest expense. Accordingly, please further explain to us how interest expense declined in light of your increased borrowings.

Response:

Interest expense includes interest expense and consultant fee on loans. Interest expense for the six months ended June 30, 2013 increased comparing interest expense for the six months ended June 30, 2012. However, the consultant fee on loans for the six months ended June 30, 2013 decreased comparing the consultant fee on loan for the six months ended June 30, 2012. The amount of consultant fee on loans for the six months ended June 30, 2012 is $632,800 and the amount of consultant fee on loans for the six months ended June 30, 2013 is $242,408. Further, the capitalization rate used was 8.610% for the six months ended June 30, 2013. The Company identified that approximately $11.4 million (RMB 70,000,000) long-term loan was used for construction in progress purpose during the six months ended June 30, 2013, which is also the deduction to the interest expense for the six months ended June 30, 2013.

Sincerely,

/s/ Donghai Yu
Donghai Yu

Exhibit

Production Process

Phase I
<1 month
Raw Materials
Add asphalt
Crushed and mixed with auxiliary materials in different
Molding
Phase II
3-4 month
High temperature
High pressure
Dipping
Dip into asphalt
Repeat 2-3 times to improve purity and density
High temperature
Baking
Phase III
<1 month
Graphitization
Polish
Finished Goods

- The production process for all grades of graphite involves three basic steps which can require as long as six months for completion.

- The more refined or pure the graphite is, the longer is the production time